NEWS RELEASE

EMX Royalty Announces Second Quarter 2021 Results

Vancouver, British Columbia, August 16, 2021 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the quarter ended June 30, 2021 ("Q2-2021"). The Company's filings for Q2-2021 are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

HIGHLIGHTS FOR Q2-2021

Financial Update

Dollar amount are in CDN unless otherwise noted.

  EMX ended the three month period at June 30, 2021 with a balance sheet including cash and cash equivalents of $41,979,000, investments, strategic investments, investment in associated entities, and receivables valued at $34,777,000, and no debt.
  EMX had revenue of $4,255,000 which includes royalty income, other property income including income from the sale or option of property interests and management fees, and interest and dividends earned on cash and investment balances. Included in revenues was royalty income of $284,000 and $3,801,000 for the fair value of equity positions and cash received on the sale and option of property interests. Revenues for Q2-2021 increased compared to Q2-2020 with an increase in option and other property income and interest income. Royalty income for Q2-2021 was comparable to Q2-2020.
  Royalty generation costs totaled $5,378,000 of which the Company recovered $1,689,000 from partners.
  General and administrative expenses totaled $979,000 which includes $177,000 in salaries and consultants, $250,000 in administrative costs, $298,000 in professional fees, $71,000 in transfer agent and filing fees, $46,000 in travel, and $137,000 in investor relations costs. General and administrative costs can fluctuate from period to period depending on activity and timing of comparable costs.
  For the three months ended June 30, 2021, the Company had a net loss from operations of $2,039,000 including $260,000 in depletion, depreciation, and direct royalty taxes, and $2,845,000 in share-based compensation of which $1,479,000 was included in royalty generation costs. Other items affecting net loss and financial results in Q2-2021 include a gain from the Company's investment in an associated entity of $158,000, a fair value loss on investments of $425,000, and a foreign exchange adjustment of $1,240,000. The foreign exchange adjustment was a direct result of holding cash and net assets denominated in US dollars.

Operational Update

EMX's royalty and mineral property portfolio totals over 200 projects on five continents. The following summarizes the work conducted in Q2-2021, as well as subsequent events, by the Company and its partners.

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  As a subsequent event, EMX entered into an agreement dated July 29, 2021 with SSR Mining Inc., and certain of its subsidiaries ("SSR Mining"), to purchase a portfolio of royalty interests and deferred payments (see EMX news release dated July 29, 2021). The portfolio consists of 18 geographically diverse royalties, with four royalty assets at advanced stages of project development, and also includes US$18 million in future cash payments. The transaction is expected to provide significant near-term cash flow to the Company and establishes a pipeline of quality royalty assets in numerous well-recognized mineral belts around the world. Completion of the transaction is subject to customary closing conditions, including acceptance by the TSX Venture Exchange.
  In North America, EMX received provisional payments of approximately US$198,000 from the sale of 110 gold ounces produced at the Leeville royalty property in Nevada's Northern Carlin Trend. On the royalty generation front, EMX optioned one copper project in Utah while adding new gold and copper projects to the portfolio by staking open ground. Partner companies continued to add value to the portfolio with encouraging drill results for precious metals projects in Nevada (3) and Idaho (1), including Ridgeline Minerals at the Selena royalty property, U.S. Gold at the Maggie Greek royalty property, and Gold Lion Resources at the Robber Gulch project.

EMX's royalty and mineral asset portfolio in key mining districts of Ontario and Quebec, including the Red Lake camp, generated $392,000 in cash and fair value equity payments.

  In Fennoscandia, the Company acquired 37,500 hectares of mineral exploration permits in central Norway that cover the zinc-lead-copper-silver-gold occurrences and historical mines of the Mo-i-Rana district. The transaction with Gold Line Resources and Agnico Eagle closed, by which Gold Line can acquire a 100% interest in Agnico's Oijärvi gold project in Finland and the Solvik gold project in Sweden for staged cash payments as well as shares of Gold Line and shares of EMX. Agnico will retain a 2% NSR royalty on the projects, 1% (half) of which may be purchased by EMX for US$1,000,000. EMX will receive additional share and cash payments from Gold Line as reimbursement for the EMX shares issued to Agnico. Subsequent to the end of Q2, EMX executed an agreement for the sale of its Svärdsjö polymetallic project in Sweden to District Metals Corp. for share equity, annual advance royalty payments, and retained royalty interests to EMX's benefit. As new acquisitions and deals were completed, partner companies continued to advance EMX's royalty properties, which included encouraging results from District's drill program at the Tomtebo polymetallic project in Sweden's Bergslagen mining district.
  In Australia, the Company expanded the land positions at the Yarrol and Mt Steadman gold projects through the acquisition of additional permits covering multiple historical drill defined zones of mineralization. Both projects are located in the goldfields of central-Queensland and are available for partnership.
  In Serbia, Timok operator Zijin Mining Group Co. Ltd. continued on an accelerated development pace of the Upper Zone copper-gold project which is covered by an EMX 0.5% NSR royalty. As a subsequent event, EMX filed an amended and restated Technical Report titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" on SEDAR authored by Mineral Resource Management LLC with an effective date of December 31, 2020 and report date of July 21, 2021.

CORPORATE UPDATE

EMX is diligently monitoring developments regarding the ongoing coronavirus pandemic ("COVID-19"), with a focus on the jurisdictions in which the Company operates. EMX has implemented COVID-19 prevention, monitoring and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates.

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EMX's priority is to safeguard the health and safety of its personnel and host communities, support government actions to slow the spread of COVID-19 and assess and mitigate the risks to business continuity. Although various levels of restrictions remain in place for many jurisdictions where the Company operates (e.g., travel restrictions, etc.), EMX's field programs are up-and-running principally with in-country based staff.

OUTLOOK

EMX ended Q2-2021 with $42 million in cash, $16 million in tradable securities, $7.7 million in private company equity and warrants, and $4.7 million in strategic investments. The Company continued to complete deals while adding new properties to the royalty generation portfolio, as well as new partners. In addition to the Company's Q2-2021 successes, as a subsequent event the announcement of the SSR agreement represents an important milestone for the Company, as it seeks to boost its royalty cash flow streams and secure additional long-term optionality in its royalty portfolio.

EMX has been diligently pursuing royalty acquisitions over the last few years in what has been a highly competitive market. EMX has evaluated a large number of royalty purchase opportunities, but has been very selective in its acquisitions, with the Timok, Kaukua, and Gold Bar South royalties being prime examples. EMX sees a similar value proposition with the SSR royalty portfolio acquisition in that it will deliver near-term benefits (i.e. cash flow) as well as long term value to EMX's shareholders.

The SSR portfolio includes four advanced stage development projects, namely, Gediktepe oxide and sulfide (Turkey), Yenipazar (Turkey), and Diablillos (Argentina), which are complemented by 14 additional royalty interests covering both precious metal and base metal assets in South America, Mexico, the United States (Nevada) and Canada. The SSR royalty portfolio acquisition is well aligned with EMX's corporate growth strategy, whereby the Company leverages its in-region expertise to identify opportunities in jurisdictions where EMX already has a strategic presence, and hence a competitive advantage. This approach leads to value creation for the Company, as well as synergies with existing EMX initiatives around the world.

Meanwhile the Company's royalty generation initiatives continued moving forward. EMX's quick actions led to the acquisition of a 37,500 hectare position covering the historical mines, deposits, and prospects of the Mo-i-Rana polymetallic district in central Norway. This consolidated district-scale package presents enough opportunities to potentially support multiple royalty generation deals. In Australia, EMX expanded its property positions in the goldfields of Queensland at the Yarrol and Mt Steadman projects to yield significantly enhanced property packages available for partnership. In the western U.S., new gold projects were staked in Idaho and Nevada. Fennoscandia, Australia, and the U.S. are stable exploration and mining jurisdictions, and EMX's royalty generation assets provide prime opportunities for potential partners.

EMX's established partner companies continued to add value to the portfolio with encouraging drill results. In the western U.S. this included precious metals projects in Nevada (Ridgeline Minerals at Selena and U.S. Gold at Maggie Greek) and in Idaho (Gold Lion at Robber Gulch). In Fennoscandia, most notable were District's drill success at Tomtebo (Norway) and Norden's at Gumsberg (Sweden). These drill programs were either conducted with EMX's technical support, provided on a 100% reimbursed basis, or independently by the partner companies in other cases.

EMX's value-focused and long-term approach has allowed the Company to maintain its treasury while not overbidding for assets. This strategy allows the company to patiently wait for opportunities like the SSR royalty transaction (and similar future opportunities), which nicely complement its ongoing organic royalty generation. The Company's progress so far in 2021 signals a number of Company achievements and milestones, and we enter the second half of the year with well-founded optimism for even greater success.

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QUALIFIED PERSONS

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on the United States, Canada, South America, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on EMX Capital (SSR transaction), Serbia, Fennoscandia, Turkey, and Australia.

About EMX. EMX is a precious, base, and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. See www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2021 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com